SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)



                               MAPQUEST.COM, INC.
                                (Name of Issuer)



                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)



                                   565644101
                                 (CUSIP Number)



                              Sheila A. Clark, Esq.
                          Senior Vice President, Legal,
                              America Online, Inc.
                                  22000 AOL Way
                           Dulles, Virginia 20166-9323
                                 (703) 265-1000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                    Copy to:

                           Philip T. Ruegger III, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

                                December 21, 1999

             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



                              (Page 1 of 12  Pages)

CUSIP No.     565644101                13D                   Page 2  of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         America Online, Inc.
         54-1322110

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    3,571,661 (1)
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        25,917,061 (2)

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
                    3,571,661 (1)
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            0 (2)


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     29,488,722


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 82.6%



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) 3,571,661 shares of Common Stock (as defined in this Schedule 13D) of MapQuest.com, Inc. (the "Issuer") covered by this Schedule 13D are purchasable by America Online, Inc. (the "Reporting Person") upon exercise of an option granted to the Reporting Person as of December 21, 1999 and described in Items 3 and 4 of this Schedule 13D (the "Option"). Prior to the exercise of the Option, the Reporting Person is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock that are purchasable by the Reporting Person upon exercise of the Option until such time as the Reporting Person purchases any such shares of Common Stock upon any such exercise. Based on the number of shares of Common Stock outstanding on December 20, 1999, as represented by the Issuer in the Agreement and Plan of Merger, dated as of December 21, 1999, among the Reporting Person, MQ Acquisition, Inc., a Delaware corporation and a wholly owned direct subsidiary of the Reporting Person ("Merger Sub"), and the Issuer, the number of shares of Common Stock subject to the Option represents approximately 10.0% of the outstanding shares of Common Stock (and approximately 10.0% of the voting power of the outstanding shares of Common Stock), or approximately 9.1% of the shares of Common Stock after giving effect to the exercise of the Option (and approximately 9.1% of the voting power of the outstanding shares of Common Stock after giving effect to the exercise of the Option).

(2)  25,917,061  of the shares of Common  Stock are  subject  to a  Stockholders
     Agreement, dated as of December 21, 1999 (the "Stockholders Agreement"), among the Reporting Person, Merger Sub and certain stockholders of the Issuer (collectively referred to as the "Stockholders"), pursuant to which, among other things, such Stockholders, severally and not jointly, have agreed to vote, or cause the record holder to vote, in person or by proxy, or to the extent written consents are solicited, execute and deliver written consents with respect to, all of the shares of Common Stock beneficially owned by such Stockholders in favor of the proposed merger of Merger Sub with and into the Issuer. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Stockholders Agreement. Based on the number of shares of Common Stock outstanding on December 20, 1999, as represented by the Issuer in the Merger Agreement, the number of shares of Common Stock covered by the Stockholders Agreement represents approximately 72.6% of the outstanding shares of Common Stock (and approximately 72.6% of the voting power of the outstanding shares of Common Stock), excluding the shares of Common Stock issuable upon exercise of the Option (as described in note (1) above).

CUSIP No. 565644101               13D                      Page 3  of 12   Pages


Item 1.  Security and Issuer.

                  This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of MapQuest.com, Inc., a Delaware corporation (the "Issuer"). The addresses of the principal executive office of the Issuer is 3710 Hempland Road, Mountville, PA 17554.

Item 2.  Identity and Background.

                  (a) - (d), (g) This Schedule 13D is filed by America Online, Inc., a Delaware corporation (the "Reporting Person"). The address of the principal executive office of the Reporting Person is 22000 AOL Way, Dulles, Virginia 20166-9323. The Reporting Person is the world's leader in branded interactive services and content.

                  To the best of the Reporting Person's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

                  (e)-(f) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person listed in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The Reporting Person entered into an Agreement and Plan of Merger dated as of December 21, 1999 (the "Merger Agreement") among the Reporting Person, MQ Acquisition, Inc., a wholly owned subsidiary of the Reporting Person ("Merger Sub"), and the Issuer, providing for, among other things, the merger (the "Merger") of Merger Sub with and into the Issuer with the Issuer as the surviving corporation, and pursuant to which each outstanding Share will be converted into the right to receive 0.31558 of a share of common stock, par value $0.01 per share, of the Reporting Person. The Merger is subject to the approval of the Merger Agreement by the Issuer's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

                  As an inducement for the Reporting Person to enter into the Merger Agreement and in consideration thereof, the Issuer and the Reporting Person entered into a Stock Option Agreement (the "Option Agreement"), dated as of December 21, 1999, whereby the Issuer granted to the Reporting Person an option (the "Option") to purchase, under certain circumstances described therein, up to 3,571,661 shares of Common Stock at a purchase price per share equal to $27.00 per share, as adjusted as provided therein (the "Purchase Price"). Based on the number of shares of Common Stock outstanding on December 20, 1999 as represented by the Issuer in the Merger Agreement, the Option would be exercisable for approximately 10.0% of the outstanding shares of Common Stock (and approximately 10.0% of the voting power of the outstanding shares of Common Stock), or approximately 9.1% of the shares of Common Stock after giving effect to the exercise of the Option (and approximately 9.1% of the voting power of the outstanding shares of Common Stock after giving effect to the exercise of the Option). The Reporting Person did not pay additional consideration to the Issuer in connection with the Issuer entering into the Option Agreement and granting the Option.

                  As a further inducement for the Reporting Person to enter into the Merger Agreement and in consideration thereof, the Reporting Person, Merger Sub and certain stockholders of the Issuer (collectively, the "Stockholders") entered into a Stockholders Agreement (the "Stockholders Agreement"), dated as of December 21, 1999, whereby the Stockholders agreed, severally and not jointly, to vote all of the shares of Common Stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement, the Merger and any action required in furtherance thereof. The Reporting Person did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Stockholders Agreement.

                  References to, and descriptions of, the Merger Agreement, the Option Agreement and the Stockholders Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Stockholders Agreement included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.  Purpose of the Transaction.

                  (a)-(j) The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

                  Pursuant to the Option Agreement, the Issuer has granted the Reporting Person the Option. Upon the terms and subject to the conditions set forth in the Option Agreement, the Reporting Person may exercise the Option, in whole or in part, at any time or from time to time following the occurrence of certain events (each, a "Triggering Event"). In general, Triggering Events include: the termination of the Merger Agreement by reason of (i) the failure of the Issuer's stockholders to approve and adopt the Merger Agreement; (ii) the Board of Directors of the Issuer having (1) approved or recommended, or proposed to approve or recommend, any Acquisition Proposal (as defined in the Merger Agreement) other than the Merger, (2) failed to present and recommend the approval and adoption of the Merger Agreement and the Merger to the stockholders of the Issuer, or withdrawn or modified, or proposed to withdraw or modify, in a manner adverse to the Reporting Person or Merger Sub, its approval or recommendation of the Merger, the Merger Agreement or the transactions contemplated thereby, (3) failed to mail the proxy statement relating to the approval of the Merger Agreement to the Issuer's stockholders when such proxy statement is available for mailing or failed to include therein such approval and recommendation; (4) upon a request by the Reporting Person, failed to publicly reaffirm, within two business days from such request, the approval and recommendation of the Merger, the Merger Agreement or the transactions contemplated thereby, (5) entered, or caused the Issuer or any of its material subsidiaries to enter, into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, (6) taken any action prohibited by Section 4.2 the Merger Agreement (relating to restrictions on soliciting, approving and taking other actions with respect to Acquisition Proposals), (7) materially breached the Option Agreement or (8) resolved or announced its intention to do any of the foregoing; (iii) a third party acquiring beneficial ownership or the right to acquire 20% or more of outstanding shares of capital stock or other equity interests of the Issuer or any material subsidiary; (iv) the Issuer willfully breaching any of its covenants contained in the Merger Agreement, and (v) any of the Stockholders breaching or failing to perform, in any material respect, any representation, warranty, covenant or agreement contained in the Stockholders Agreement such that the breach or failure to perform has a material adverse effect on or materially impedes the ability of the parties to consummate the Merger.

                  The Option expires on the date which is one year from the date of termination of the Merger Agreement. In addition, the Option will terminate at the earliest of (i) the completion of the Merger or (ii) the termination of the Merger Agreement other than under circumstances which constitute a Triggering Event. Notwithstanding the termination of the Option, the Reporting Person shall be entitled to purchase those shares of Common Stock with respect to which it may have exercised the Option in accordance with its terms prior to the expiration date.

                  Upon the occurrence of certain events set forth in the Option Agreement, the Issuer is required to repurchase the Option and the shares of Common Stock issued pursuant to the Option to the Reporting Person. In addition, the Option Agreement grants certain registration rights to the Reporting Person with respect to the shares of Common Stock subject to the Option.

                  Pursuant to the Stockholders Agreement, the Stockholders have agreed, among other things, to vote all of the shares of Common Stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement. The Stockholders Agreement terminates upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of Common Stock held by each Stockholder and subject to the Stockholders Agreement are set forth on the signature pages thereto and are incorporated herein by reference.

                  Upon consummation of the Merger as contemplated by the Merger Agreement, (a) Merger Sub will be merged with and into the Issuer, (b) the Board of Directors of the Issuer will be replaced by the Board of Directors of Merger Sub, (c) the Certificate of Incorporation and Bylaws of the Issuer will be replaced by the Certificate of Incorporation and Bylaws of Merger Sub, (d) the shares of Common Stock will cease to be authorized for listing on the NASDAQ National Market and (e) the shares of Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

                  References to, and descriptions of, the Merger Agreement, the Option Agreement and the Stockholders Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Stockholders Agreement included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear. Capitalized terms used in Item 4 but not otherwise defined herein have the respective meanings assigned to them in the Merger Agreement.

Item 5.  Interest in Securities of the Issuer.

                  (a)-(b) The number of shares of Common Stock covered by the Option is 3,571,661, which constitutes, based on the number of shares of Common Stock outstanding on December 20, 1999 as represented by the Issuer in the Merger Agreement, approximately (i) 10.0% of the shares of Common Stock (and approximately 10.0% of the voting power of the shares of Common Stock) outstanding prior to giving effect to the exercise of the Option, or (ii) approximately 9.1% of the shares of Common Stock (and approximately 9.1% of the voting power of the shares of Common Stock) that would be outstanding after giving effect to the exercise of the Option.

                  Prior to the exercise of the Option, the Reporting Person (i) is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by the Option and (ii) disclaims any beneficial ownership of the shares of Common Stock which the Reporting Person may purchase upon exercise of the Option because the Option is exercisable only in the limited circumstances referred to in Item 4 above, none of which has occurred as of the date hereof. If the Option were exercised, the Reporting Person would have the sole right to vote and to dispose of the shares of Common Stock issued as a result of such exercise, subject to the terms and conditions of the Option Agreement. See the information in Items 3 and 4 above with respect to the Option Agreement, which information is incorporated herein by reference.

                  The number of shares of Common Stock covered by the Stockholders Agreement is 25,917,061 (representing approximately 72.6% of the voting power of shares of Common Stock outstanding on December 20, 1999, as represented by the Issuer in the Merger Agreement.

                  By virtue of the Stockholders Agreement, the Reporting Person may be deemed to share with the Stockholders the power to vote shares of Common Stock subject to the Stockholders Agreement. However, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the shares of Common Stock covered by the Stockholders Agreement and (ii) expressly disclaims any beneficial ownership of the shares of Common Stock covered by the Stockholders Agreement. See the information in Item 2 with respect to the Stockholders and the information in Items 3 and 4 with respect to the Stockholders Agreement, which information is incorporated herein by reference.

                  (c) Other than as set forth in this Item 5(a)-(b), to the best of the Reporting Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors, beneficially owns any shares of Common Stock, and (ii) there have been no transactions in the shares of Common Stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers of directors.

                  (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock obtainable by the Reporting Person upon exercise of the Option.

                  (e) Not applicable.

                  Reference to, and descriptions of, the Merger Agreement, Option Agreement and Stockholders Agreement as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Stockholders Agreement included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement, the Option Agreement and the Stockholders Agreement are included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D. To the best of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit             Description

1. Agreement and Plan of Merger, dated as of December 21, 1999, among America Online, Inc., MQ Acquisition, Inc. and MapQuest.com, Inc. (filed as Exhibit 2.1 to the Reporting Person's Current Report on Form 8-K dated December 21, 1999 and incorporated herein by reference).

2. Stock Option Agreement, dated as of December 21, 1999, between America Online, Inc. and MapQuest.com, Inc. (filed as Exhibit 2.2 to the Reporting Person's Current Report on Form 8-K dated December 21, 1999 and incorporated herein by reference).

3. Stockholders Agreement, dated as of December 21, 1999, among America Online, Inc., MQ Acquisition, Inc. and the several stockholders of MapQuest.com, Inc. named therein (filed as Exhibit 2.3 to the Reporting Person's Current Report on Form 8-K dated December 21, 1999 and incorporated herein by reference).


                                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  AMERICA ONLINE, INC.


                                                  By:   /s/J. Michael Kelly
                                                  Name:  J. Michael Kelly
                                                  Title: Senior Vice President
                                                  Chief Financial Officer

Dated: January 3, 2000


                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF AMERICA ONLINE, INC.

                  The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 22000 AOL Way, Dulles, Virginia 20166-9323.


              Board of Directors
                Name and Title                                     Present Principal Occupation

Stephen M. Case,                                Chairman of the Board and Chief Executive Officer; America Online,
Chairman of the Board                           Inc.

Daniel F. Akerson,                              Chairman of the Board and Chief Executive Officer;
Director                                        NextLink Communications, Inc.

James L. Barksdale,                             Managing Partner;
Director                                        The Barksdale Group

Frank J. Caufield,                              General Partner;
Director                                        Kleiner Perkins Caufield & Byers

Miles R. Gilburne,                              [Senior Vice President, Corporate Development;
Director                                        America Online, Inc.?]

General Alexander M. Haig, Jr.,                 Chairman and President;
Direct                                          Worldwide Associates, Inc.

Dr. Thomas Middelhoff,*                         Chairman of the Board;
Director                                        Bertelsmann AG

Robert W. Pittman,                              President and Chief Operating Officer;
Director                                        America Online, Inc.

General Colin L. Powell,                        Chairman;
Director                                        America's Promise: The Alliance for Youth

Franklin D. Raines,                             Chairman and Chief Executive Officer;
Director                                        Fannie Mae

Marjorie M. Scardino,                           Chief Executive Officer;
Director                                        Pearson PLC

         *German Citizen


Executive Officers Who Are Not Directors


                     Name                                     Title and Present Principal Occupation


Paul T. Cappuccio                               Senior Vice President and General Counsel;
                                                America Online, Inc.

J. Michael Kelly                                Senior Vice President, Chief Financial Officer and Assistant
                                                Secretary;
                                                America Online, Inc.

James F. MacGuidwin                             Vice President, Controller and Chief Accounting & Budget Officer;
                                                America Online, Inc.
Kenneth B. Lerer
                                                Senior Vice President;
                                                America Online, Inc.
Kenneth J. Novack
                                                Vice Chairman;
                                                America Online, Inc.

William J. Raduchel                             Senior Vice President and Chief Technology Officer;
                                                America Online, Inc.

George Vradenburg, III                          Senior Vice President, Global and Strategic Policy;
                                                America Online, Inc.


         The present principal occupation of each of the named executive officers is the same as the named position(s) held with America Online, Inc.

                                                    EXHIBIT INDEX

Exhibit   Description

1. Agreement and Plan of Merger, dated as of December 21, 1999, among America Online, Inc., MQ Acquisition, Inc. and MapQuest.com, Inc. (filed as Exhibit 2.1 to the Reporting Person's Current Report on Form 8-K dated December 21, 1999 and incorporated herein by reference).

2. Stock Option Agreement, dated as of December 21, 1999, between America Online, Inc. and MapQuest.com, Inc. (filed as Exhibit 2.2 to the Reporting Person's Current Report on Form 8-K dated December 21, 1999 and incorporated herein by reference).

3. Stockholders Agreement, dated as of December 21, 1999, among America Online, Inc., MQ Acquisition, Inc. and the several stockholders of MapQuest.com, Inc. named therein (filed as Exhibit 2.3 to the Reporting Person's Current Report on Form 8-K dated December 21, 1999 and incorporated herein by reference).